UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

The name of the issuer is Vermillion, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12117 Bee Caves Road Building Two, Suite 100, Austin, Texas 78738, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Manchester Management Company, LLC, which was formed in Delaware, and James E. Besser, a United States citizen.  Manchester Management Company, LLC and Mr. Besser are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for Mr. Besser is 131 Charles Street, 1st Floor, Boston, Massachusetts 02114, United States of America.

(c)
Mr. Besser serves as the Managing Member of Manchester Management Company. LLC.  The address of Manchester Management Company, LLC is 131 Charles Street, 1st Floor, Boston, Massachusetts 02114, United States of America.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

 The funds for the purchase of Shares beneficially owned by Manchester Management Company, LLC came from the working capital of accounts managed by Manchester Management Company, LLC.  The funds for the purchase of Shares beneficially owned by Mr. Besser came from Mr. Besser's personal funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In a letter to the Board of Directors of the Issuer (the "Board of Directors") dated April 18, 2011, attached hereto as Exhibit C, Mr. Besser, individually, and on behalf of Manchester Management Company, LLC, urged the Board of Directors to take the steps necessary to amend the by-laws of the Issuer to (i) allow shareholders to call a special meeting, (ii) allow shareholders to put matters to a vote at an annual meeting on a more reasonable time frame, and (iii) remove the poison pill (the "Poison Pill") from the by-laws.  Mr. Besser believes that the by-laws and the Poison Pill, ostensibly put in place to protect shareholders of the Issuer from unwanted interference from the outside, now exist primarily to prevent the shareholders from exercising their right to stop the management from causing further damage to the value of the Shares.

The by-laws give the shareholders of the Issuer no right to call a special meeting under any circumstances.  Instead, any matters that a shareholder wishes to put to a vote of the shareholders must be done so at an annual meeting.  Matters that a shareholder would like addressed at an annual meeting must be submitted to the Board of Directors of the Issuer in writing 12 months in advance of such meeting.  Thus, a concerned shareholder who has any changes that it wishes to put to a vote today, must wait nearly two years to have its voice heard.  Mr. Besser believes that this is outrageous and allows the board and management to make decisions without accountability to the shareholders.

Moreover, Mr. Besser believes that the Poison Pill acts as a deterrent which prevents shareholders from acting in concert to make changes in the composition of the board and management (or to attempt to amend the by-laws to allow for a special meeting) in order to preserve what value has not been impaired in the Issuer's stock.

Given the wanton destruction of shareholder value caused by the 90% decline in the price of the Issuer's stock in the past year, there should be a mechanism by which current shareholders are able to determine whether the Issuer's current management and board have the judgment and skills necessary to evaluate all the alternatives that must be considered at this point to create a reasonable return going forward.  The letter from Mr. Besser to the Issuer dated April 18, 2011 sets forth Mr. Besser's belief that:

(i) management has made overly optimistic projections;
(ii) management has been irresponsible about the economics of the Issuer's relationship with Quest;
(iii) management has continued to make overly optimistic projections;
(iv) the secondary offering in 2011 substantially diluted shareholders;
(v) there is an underweighting of stock incentivization in management's employment agreements;
(vi) management has not been effective in developing an effective sales force; and
(vii) management has ignored direct sales opportunities to non-Quest hospitals.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in Shares
Exhibit C:  Letter to Issuer from Mr. Besser dated April 18, 2011
Exhibit D: Letter from Robert Claassen to Mr. Besser dated April 13, 2011
Exhibit E:  Letter from Gail Page to Mr. Besser dated April 14, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 18, 2011, relating to the Common Stock, par value $0.001, of Vermillion, Inc. shall be filed on behalf of the undersigned.

April 18, 2011
(Date)

Manchester Management Company, LLC

By:	/s/ James E. Besser
James E. Besser, Managing Member

By:	/s/ James E. Besser
James E. Besser

Exhibit B

Schedule of Transactions in Shares

Transaction	Date	Shares	Price

Transactions in Common Stock

Manchester Management

Purchase	2/15/2011	25,000	$5.45
Purchase	2/23/2011	6,000	$5.30
Purchase	2/24/2011	10,900	$5.28
Purchase	3/1/2011	6,515	$4.91
Purchase	3/1/2011	22,000	$4.95
Purchase	3/2/2011	6,000	$4.81
Purchase	3/2/2011	7000	$4.89
Purchase	3/3/2011	10,266	$5.01
Purchase	3/4/2011	2,000	$4.85
Purchase	3/8/2011	3,800	$5.00
Purchase	3/9/2011	10,600	$4.84
Purchase	3/10/2011	10,500	$4.74
Purchase	3/11/2011	10,000	$4.55
Purchase	3/11/2011	20,800	$4.65
Purchase	3/14/2011	24,600	$4.59
Purchase	3/15/2011	6,000	$4.16
Sale	3/17/2011	1,000	$4.65
Sale	3/23/2011	9,000	$4.50
Sale	4/4/2011	5,000	$4.85

James E. Besser

Purchase	2/23/2011	10,000	$5.33
Purchase	2/28/2011	20,000	$4.95
Purchase	3/3/2011	10,000	$4.99
Purchase	3/7/2011	10,000	$4.94
Purchase	3/8/2011	10,000	$5.05
Purchase	3/10/2011	5,000	$4.80
Purchase	3/10/2011	20,000	$4.80
Purchase	3/11/2011	70,000	$4.59
Purchase	3/14/2011	15,000	$4.64
Purchase	3/14/2011	20,000	$4.64

Exhibit C

To the Board of Directors of Vermillion, and my fellow shareholders,

I am writing to request in the strongest possible terms that the board of directors of Vermillion (the "Board") move to make three significant changes in the corporate governance of Vermillion as soon as possible.

First, the Board should abolish the current by-law that prohibits shareholders from calling a special meeting under any circumstances. Shareholders are further encumbered by the requirement that any matters that a shareholder who wishes to put to a matter to a vote at the annual meeting must submit the proposal in writing 12 months in advance of the meeting.  Consequently, shareholders have no right to call a special meeting and a shareholder must now wait two years before having a matter put to a vote at an annual meeting.  This is outrageous and allows the board and management to make decisions without accountability to the owners of Vermillion.  Given that the next annual meeting is now scheduled for June 23rd, less than three months away and only seven months following the last annual meeting, we believe there should be a 30 day written notice period for this meeting.

Second, the poison pill should be removed so shareholders can consider alternatives to the current management and Board.   The poison pill acts as a deterrent which prevents current shareholders from acting in concert to make changes in the composition of the board and management in order to preserve what value has not been impaired in Vermillion's stock.  We believe any alternate board members that might be proposed would benefit substantially from the collective input of the majority of Vermillion's shareholders, and would better represent our interests and viewpoints than the current group that has not always acted in our interests.

Third, we would like the board to call a special meeting where all 6 directors are up for a vote, so that all shareholders can weigh in on their continuing service in light of events since the last shareholder meeting.

Given the wanton destruction of shareholder value caused by the 90% decline in the price of the stock in the past year, there should be a mechanism by which current shareholders are able to determine whether Vermilion's current management and board have the judgment and skills necessary to evaluate all the alternatives that must be considered at this point to create a reasonable return going forward.

The Board and management's failure becomes more pronounced considering the company's progress on the scientific and R&D side of the business.   Not only is OVA1 blessed with a superior label and an exceedingly well designed and run Phase III, but Doctor Fung and his team have made advance after advance in OVA1's data package, capped off by the presentation of the early detection data in October in Prague, and most recently endorsement by the ACOG/SGO task force in early March.  The pipeline is in excellent shape with PAD and OVA2 farther along than we could have hoped, and represents a substantial further potential enhancement of value.  The latest data released on the ROMA test, a potential competitor, suggests that it does not perform better than its parts in detecting ovarian cancer.

Despite this scientific progress, the stock has declined 90% in one of the most bullish stock markets in recent history because of the failures of the Board and management as evidenced by:

1.  Management has made overly optimistic projections:

In December of 2009, Vermillion put out the financial projections in its reorganization plan to exit from bankruptcy.  While these were clearly projections, they were being made under the supervision of the CEO, Gail Page, who describes herself as having launched more than 50 tests as a VP at Labcorp, including Thinprep.  Even with a stated selling price of $125 and a 40% Vermillion cut on gross margin dollars, the model projected year 1 sales of OVA1 at 9.7 million dollars.  This implied volumes of 217,000 tests in year 1 after launch, and 761,000 in year 2, in a self described target market of between the 1 million pelvic masses discovered annually and 5 million CA-125 tests performed.   Taking the high end of current guidance in the first quarter, total volumes in year 1 actually are going to be about 10,000.  Even with great data and Medicare coverage coincident with launch, sales have been less than 5% of what was estimated.   In marked contrast to this wild eyed optimism in December of 2009, in August of 2010, the management debuted a power point presentation highlighting the ramp of 8 tests that they deemed most comparable to OVA1.  No test on the list achieved a penetration of its target market in excess of 1.2% in year 1.  That implies OVA1's year 1 performance is right in line with those tests if the low end market size expectation is correct, yet management chose to put out wildly optimistic projections previous to this.  Regardless of the origin of those projections or the motivation of management to make them, they were still signed off on by 50% of the current board.  That three experienced professionals on the board could be so far off does not speak highly of the Board's ability to accurately project future events.  We believe that the compensation package gave management an incentive to provide overly optimistic projections because before the equity committee forced changes in the terms of the deal, the compensation to management would have been entirely in cash.  If the stock price rose, management would take cash compensation, wait for dust to settle and then pay itself more in salary and free stock grants.  This is what has happened.

2.  Management has been irresponsible about the economics of the company's relationship with Quest:

From the first conversation we ever had with management, we tried to understand the economics of the relationship the company had with Quest.  After poring repeatedly through the 2005 agreement filed in the bankruptcy documents, we asked a series of questions about the economics of that agreement.  The response was consistent- that agreement had been replaced by a simple split of the gross profits on the test that was in excess of 30%.  We and other investors were also told that it was in line with the PAD agreement, which is a 40% split of gross profits.  In August of 2010, the company disclosed that there was no finalized new agreement with Quest, and that Quest was continuing to pay Vermillion under the terms of the old agreement, and that the terms were under renegotiation.  How could the company not have finalized the terms of  THE governing agreement for its first commercial test?  Luckily, Quest's violations of the terms of the 2005 agreement such as it could be applied, as well as risk that Vermillion could walk across the street to any number of potential buyers if the Quest agreement were deemed to be breached gave management the leeway to cut a new deal with Quest that secures the 40% economic participation in OVA1 including $50 upfront per test.  But under the terms of the new Agreement Quest enjoys 2 more years of exclusivity to see how the test is doing and essentially has a right to exercise a bear hug on Vermillion by giving them a first look at its performance.  This extension was given even though Quest had already proved to be a less than ideal partner 10 months into the launch by demonstrating an inability to sell doctors on the value of the test without the heavy involvement of Vermillion reps- leading us to question how much leverage there is in the agreement.

3.  Management has continued to make overly optimistic projections:

In August, with only 4 ½ months to go in the year, Vermillion finally updated its projections, to total test volumes of 8-10,000 tests for the calendar year.  This projection also proved to be wildly optimistic, as Vermillion eventually reported 6,500 OVA1 tests for CY2010.  Once again, not a great sign of measured judgment by management or the Board.

4.  The Secondary Offering substantially diluted shareholders:

After a brief flush of optimism in the new year with the announcement of better than expected test results, (better than November guidance but far below the August guidance) and a rampant bull market, Vermillion stock rebounded to $9.  With more than a year's worth of cash at the current burn rate, management and the Board decided that it was time to "shore up the balance sheet" and filed a 2 million share secondary.  Rather than spreading the deal around, or create uncertainty about the availability of stock, Vermillion chose a single underwriter.  Instead of endorsing the company's prospects, CEO Gail Page added 100,000 shares of her own stock to the green shoe of the deal.  The outside counsel for Vermillion, when asked to explain this, said this was anti-dilutive because otherwise that stock in the green shoe would have been company stock, per the agreement with Roth.  Ms. Page put it more succinctly- she said that she needed to sell the shares to pay her taxes- less than a year after the multimillion dollar cash payout she received as compensation for her work during the bankruptcy.

Less than a week after the outside counsel stated that the CEO shares were included to reduce the dilution of the deal, and as the stock had slid below $8, Vermillion doubled the size of the secondary.  This horrific lapse in judgement broke the stock.  Rather than upsizing the deal on the back of strong demand at the last minute, management and the Board chose to put further pressure on the equity.  Then management failed repeatedly on the road to enumerate why all this capital was needed now, and the stockholders continued to vote with their feet as evidenced by the decline in the share price.  Our best guess is that $5 million of the proceeds would be used to retire the last convertible note, approximately $10 million of the proceeds would be used to fund a PAD trial when it was started late in 2011, and some other amount of the proceeds would be used to fund sales force growth that would not be rapidly recovered through increased test volumes.  Management also said that they would pull the deal or downsize it if the price came under pressure because they did not need the money right away.  After filing the secondary with VRML in the $8 range, the deal priced at $5.45.  The Board clearly lacked a strong sense of what Vermillion might be worth, or did not care about the 40% dilution the deal represented at what was then absolute low tick on the stock for the year.

5.  There is an underweighting of stock incentivization in management's employment agreements:

The dilution created by the secondary offering did not impact management or the Board because they own almost no stock outright.  This is a cash compensation company, and the most recent 8k announced that the top 5 executive at the company would be paid over $1.5 million in base salary for 2011 after presiding over a 90% decline in the stock price, with CEO Page once again taking in $385,000 in base with a 50% potential cash bonus.  There is no sign of confidence in execution such as a reduction in base and an increase in bonus based on stock performance, a sign that the management is ready to take the company to the next level- instead, its salary, cash bonus, free stock, and a year of severance for termination without good cause.  Based on past actions, if the stock had only dropped 50%, and management had not repeatedly been overly optimistic and misstepped on the investor relations front, one can only assume the compensation committee of the Board would have given management a substantial raise.

6. Management has not been effective in developing an effective salesforce:

CEO Gail Page's background is in selling tests.  The management of a salesforce of 13 people including the VP of Sales after running a sales force of hundreds previously should be easy, but as of March there was no CRM system in place, Vermillion was backpedaling on even a continuation of the linear growth that had been seen in test volumes largely from word of mouth, and one region accounted for about 30% of Vermillion's sales in Q4.  This says as much about the lack of productivity elsewhere as it does about the success of that region.  Of course, with no actionable data about how effective the sales force is, with flagging sales momentum the kneejerk response is simply to add more reps which management suggested was a major reason to do the secondary.  Why some of those reps would not be hired instead to replace the bottom third of the current sales force is not clear to us- and whether the issue is the way they are managed, their compensation or something else, relative productivity has been an issue that gives us pause about whether the rep model has proven itself ready to be replicated.  As of now, from our conversations we believe Vermillion has added a handful of incremental reps.  So, either the model is right and Vermillion isn't hiring fast enough, or the growth is going to occur gradually with more opportunity for the reps to pay for themselves, and there was no reason to do the secondary offering that we believe was perceived by the market as a sign of desperation.
With or without a sales force, the test volumes have grown at a 1000 per quarter clip to date.  We believe the current sales ramp is hardly a sign of great sales execution given that the sales force has been selling with the early detection data since the end of January, picked up the ACOG endorsement in March, and two major payors at the beginning of 2011.

7. Management has ignored direct sales opportunities to non-Quest hospitals:

In February, Gail Page told us in our meeting on the roadshow that she was just starting to explore the non-Quest direct hospital sales channel, a channel that we believe should have at least 50% higher contribution margins than a comparable Quest sale.  The stated reason was that a large potential customer had called the company and asked about participating in the OVA1 story.  Aside from the obvious point this simple example makes about the misallocation of resources of not having someone chase a much higher margin opportunity like direct sales (which is permitted under the terms of the Quest agreement until a year after the launch of the test, the fact that it took a potential customer calling Vermillion indicates that the CEO has not focused on sales to the extent that a small company like this needs.

We believe that these mistakes have damaged the credibility of the CEO and the Board and are a major reason that the stock has dropped to an enterprise value of less than $20 million excluding cash.  We believe that a majority of the current shareholders do not trust the judgement of the CEO (and chairperson of the board!) or the Board by extension (although we do overwhelmingly feel that Dr. Fung is an extremely strong executive who should be rewarded for his accomplishments of the past year, and probably promoted to a higher position).

Given mangement's deplorable track record, it seems obvious that shareholders should have a much stronger ability to influence the workings of their investment, or to be able to nominate Board members who might be more representative of their interests.  This might include replacing certain members of the current management team or marrying the great asset that is OVA1 and the pipeline with a team or another corporate entity that can actually execute on the sales side.  Certainly, it is hard to believe another manager or owner of the asset would be so wrongheaded in their public statements.  The bylaws and the poison pill act as a block on our rights as shareholders, and we believe a majority of the shareholders would vote to change both.

When we brought our concerns on all of these issues to the management, a conference call with CEO Page and two of the board members was set up.  After a wide ranging two hour call, their responses did not give us a clear understanding of what steps Vermillion has taken to avoid continuing to miss the mark on the test ramp.  Their solutions to the test ramp issues were  working hard on it, adding bodies, switching strategies, blaming Quest (who seems to be in constant turmoil), making some changes that they said could not be shared without me agreeing to a confidentiality agreement, and asserting that the basic operation of this business was far too complex for me to understand, at least unless I agreed to a confidentiality agreement.  In general, when things have gone wrong, the message from management was that many of those mistakes were made by consultants (the reorg projection, the lack of creativity in the performance packages, etc.).

Blaming the consultants ignores the signoff on such decisions by management and the Board.  We also take issue with the idea that management cannot explain the intricacies of a sub 1 million dollar quarterly business with less than 50 employees to us unless we agree to a confidentiality agreement.  Far bigger companies with far more complex businesses are able to accomplish this task routinely.  Vermillion should spend less time writing bylaws, 10-Qs and 10-Ks that attempt to limit the voice of its owners as much as possible, and more time selling tests and telling us how they are accomplishing their goals.

We were also told by each board member individually how hard it is to ramp up a diagnostic quickly- its odd that they did not remember that when they projected over 200,000 tests in the first year of launch.

Following our conversation on April 11, we made the following proposal to management:

"I would unquestionably feel much more comfortable about Vermillion's prospects going forward if there were a selection of Board members who either owned a significant amount of stock or had a great deal of public market experience.  Perhaps I'm wrong, and there is widespread support among the current shareholders for the current management and Board - but the current bylaws don't allow us to answer that question.

Given that the gap between annual meetings is unusually short, and that the purpose of these provisions is to allow the board to maximize shareholder value during a change of control negotiation I would propose the following:

1. Institute a 45 day written notice period for the upcoming annual meeting to allow the shareholders(including myself) to propose an alternative slate that would convince the majority of the holders that their interests are being protected, with the requirement that any slate must be proposed by shareholders of record on April 1, so that any late entering activists and the like are not attracted to the situation.  This 45 day notice period would also allow you to get the quarter out and bring to light some of the changes and strategies that you alluded to on the call, so that we can all weigh in on them once they are made public.

2.Waive the poison pill for shareholders of record on April 1, so that we can collaborate in arriving at the best possible candidates to help the company.  Once again, waiving it in that fashion will eliminate the possibility of it being abused by a hostile acquirer.

The only reason not to agree to this is if the board is afraid of the results of such a vote.  Given the timeliness of this matter and the need to correctly file in order to locate alternative board members, I would respectfully request that you respond to my request in 48 hours."

We received two letters from the Company in response to our proposal.  The first letter, attached as exhibit D to the Schedule 13D filed by us on April 18, 2011 is a letter from Vermillion's outside counsel dated April 13, 2011 seeking information regarding whether we have formed a "group" with any other shareholders.  We have not entered into any agreement with any other shareholders for the purpose of acquiring, holding, voting or disposing of Vermillion's shares.  We feel that the shareholders of Vermillion would be better served if the management and the Board focused as much attention on the faltering sales pipeline as they do in attempting to protect their own interests.

The second letter, attached as exhibit E to the Schedule 13D filed by us on April 18, 2011, is a letter from CEO Gail Page dated April 14, 2011.  In the letter, she committed to conducting a review of the bylaws and rights initiative.  While we welcome this development, we ask that management and Board provide a timeline in which the review will be completed.  Finally, in the letter Ms. Page says ". . . we do ask that people show patience in allowing the management to pursue its commercialization and development strategy and not measure success by the results of one or two quarters."  For the reasons set forth in this letter, we do not believe that the CEO and the Board have earned the right for shareholders to be patient unless they are able to present a detailed plan to bring about the improvement.

Given the circumstances, we continue to believe a special meeting is required immediately to vote on removing the poison pill, the elimination of the other restrictive bylaws, and voting on the entire Board of Directors.  We will potentially take action to accomplish this goal.  I hope my fellow shareholders will also express their points of view to the management and the board.

Submitted,

James Besser
Managing Member
Manchester Management

Exhibit D

1(650) 320-1884
robertclaassen@paulhastings.com

April 13, 2011

PERSONAL & CONFIDENTIAL
VIA ELECTRONIC MAIL AND OVERNIGHT COURIER

Manchester Management Company, LLC
31 Charles Street, 1st Floor
Boston, Massachusetts 02114
Attn.: James E. Besser, Managing Member

Re:           Vermillion, Inc.

Dear Mr. Besser:

On behalf of the Board of Directors (the "Board") of Vermillion, Inc. ("Vermillion"), we are writing in an effort to understand and make a determination, as required under the Rights Agreement between Vermillion and Wells Fargo Bank, N.A., as amended (the "Rights Agreement"), and the disclosure and reporting requirements under the Securities Exchange Act and the rules and guidance promulgated thereunder, regarding the existence and extent of any relationship or affiliation, whether direct or indirect, oral or written, specific or informal, between or among you and any or all of Robert Goggin, Dan Pike, John Grimley and Gavin Myers, and any other beneficial shareholders of Vermillion (Messrs. Goggin, Pike, Grimley and Myers, collectively with any other beneficial shareholders of Vermillion, the "Other Shareholders").

To assist in Vermillion's understanding and determination, we would appreciate any information you may be able to provide that is responsive to or arises from reasonable inference of the following:

1.
Please list and describe any and all contracts, agreements, arrangements, understandings, relationships, affiliations or alliances, whether direct or indirect, oral or memorialized in writing, specific or informal, with any Other Shareholder or any of your "affiliates"1 or 'associates'2, for the purpose of:

(a)	acquiring, holding, voting or disposing of any securities of Vermillion; or

1	Your 'affiliates' means any persons or entities that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, you.

2
Your 'associates' means (i) any corporations or organizations of which you are an officer or partner or are, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, (ii) any trusts or other estates in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity, and (iii) any relatives or spouse of yours, or any relatives of your spouse, who share a home with you.

(b)	acting as a partnership, limited partnership, syndicate, affiliation, alliance or other group for any of the foregoing purposes or otherwise with respect to Vermillion.

2.
Please list and describe any and all conversations, communications, solicitations or other interactions (including duration, frequency and participants), you or your 'affiliates' or 'associates' have had or been party to or transmitted to any Other Shareholder, whether or not specific terms were committed to, suggested or discussed, regarding:

(a)	any discontents or sympathies regarding Vermillion, its Board or its management;

(b)
any contemplated, actual or realized efforts seeking to shift or influence the corporate control of Vermillion (including without limitation through voting or pooling strategies or approaches or proxy contests);

(c)	acquiring, holding, voting or disposing of any securities of Vermillion;

(d)	offering, giving, pledging or otherwise promising the authority to vote or direct the voting of the securities of Vermillion;

(e)	correlation of activities and communications with respect to Vermillion; or

(f)	respect to Vermillion, its Board or its management not covered elsewhere any other actions or common purposes, objectives, plans or goals with in this item.

3.
Please list and describe any and all conversations, communications or other interactions you have had or been party to with Vermillion, its Board or its management in which you have claimed support of any Other Shareholders.

4.
Please list and describe any and all prior business relationships and transactions you or any of your 'affiliates' or 'associates' have had or been party to with Messrs. Goggin, Pike, Grimley or Myers or any of their respective 'affiliates' or 'associates'.

5.
Please list and describe any and all instances whereby, to your knowledge, any Other Shareholder has acquired, held, voted or disposed of securities of Vermillion because, in whole or in part, such Other Shareholder had knowledge of your acquiring, holding, voting or disposing of securities of Vermillion, or such actions by any or all of your 'affiliates' or 'associates'.

6.
Please list and describe any and all information not covered under any of the items above but which, in your view, had public disclosure been made of such information, would create or further a substantial likelihood that a reasonable investor would view the "total mix" of information regarding Vermillion differently.

Due to the urgency and public nature of the matter, in addition to the disclosure and reporting requirements and the potentially significant implications under the Rights Agreement, we request your immediate attention to these matters and that you deliver to us complete and accurate responses at your earliest possibility.

Very truly yours,

Robert A. Claassen

cc:           Gail S. Page, Executive Chairperson, President and Chief Executive Officer (via e-mail)
Board of Directors of Vermillion, Inc. (via e-mail)

Exhibit E
April 14, 2011

Dear Jeb,

The Board of Directors has received your letter and although those members in attendance do not agree with the characterization of the conversation we had earlier in the week, the Board has decided to review your request relating to the bylaws and the rights plan. They are actively reviewing the request and collecting data on current industry standards.

As you know, Vermillion is a small cap emerging growth company that has made significant progress in reestablishing itself and launching its first product. We are always receptive to the views of shareholders, but we do ask that people show patience in allowing the management to pursue its commercialization and development strategy and not measure success by the results of one or two quarters. As we and Quest have stated, this is a marathon, not a sprint.

Our stock has and will continue to be volatile as we grow the business. As an example, during the 3rd quarter, we moved our earnings call up four days and the value of the company rose by 30%. That made no sense as nothing changed with the fundamentals of the business. We have seen the stock move down, even in the face of major positive events but still maintain that the management must stay focused on the business and execution, which is what we are doing and will continue to do and in the end the stock will reflect the long term value.

Also, we would recommend you request a copy of the Stephens report (which was initiated in March), if you have not already done so. We think this work demonstrates the company's ability to communicate the story to investors. All that said, we look forward to updating you on the outcome of the review of the bylaws and rights initiative.

Sincerely,

/s/Gail Page
Gail Page